Exhibit 99.1

Student Transportation Inc.

Closes C$86 Million Offering of Common Shares

in Canada and the U.S.

Barrie, ON (March 6, 2015) - Student Transportation Inc. (“STI”) (TSX:STB) (NASDAQ:STB) announced today that it has closed its offering of 11,983,000 common shares of STI (the “Common Shares”) at a price of C$7.20 per Common Share for total gross proceeds of C$86 million. The offering was underwritten by a syndicate of underwriters co-led by Scotia Capital Inc. and National Bank Financial Inc., and including BMO Nesbitt Burns Inc., TD Securities Inc., Stifel, Nicolaus & Company, Inc., Raymond James Ltd. and HSBC Securities (Canada) Inc. (collectively, the “Underwriters”). The offering includes 1,563,000 Common Shares sold by STI pursuant to the over-allotment option granted by STI to the Underwriters, which was exercised in full.

The net proceeds of the offering will be used to repay debt and for general corporate purposes.

“We are extremely pleased with the results of this offering. Investors were very receptive, as the offering was oversubscribed”, said Denis J. Gallagher, Chairman and Chief Executive Officer of STI. “As previously stated, we will use the net proceeds to reduce debt and for general corporate purposes. We will continue being disciplined in our growth strategy while incorporating innovation and technology to execute our ‘new vision’.”

The Common Shares were offered by way of short form prospectus in all of the provinces and territories in Canada and were offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement relating to these securities was filed with the United States Securities and Exchange Commission.

Profile

Founded in 1997, STI is North America’s third-largest and most progressive provider of school bus transportation services, operating more than 12,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements contained herein constitute “forward-looking statements”, including statements pertaining to the anticipated use of proceeds of the offering. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. In addition, there may be circumstances that are not known to STI at this time where the use of the net proceeds of the offering for purposes other than those currently intended is advisable or in the best interests of STI. Additional information on these and other factors that could affect Student Transportations’ operations, financial results or dividend payments are included in Student Transportations’ annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, the SEC’s EDGAR website at www.sec.gov, or through STI’s website at www.ridestbus.com. STI assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, other than as required by applicable securities laws. In the event STI does update any forward-looking statement, no inference should be made that it will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

For more information, please contact

Student Transportation Inc.

Denis J. Gallagher

Chairman and Chief Executive Officer

Patrick J. Walker

Executive Vice President and Chief Financial Officer

Patrick J. Gallagher

Marketing and Communications Manager

(843) 884-2720

Email: invest@rideSTA.com

Website: www.rideSTBus.com